[Vinson & Elkins L.L.P. Letterhead]

March 21, 2007

Ms. Anne Nguyen Parker
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Forest Oil Corporation Registration Statement on Form S-4 Filed February 8, 2007 File No. 333-140532

Dear Ms. Parker:

        The Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 to the above-referenced registration statement (the "Registration Statement"), each of which has been marked to show changes from the original filing. A copy of this letter has been furnished through EDGAR as correspondence.

        In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letters from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated March 8, 2007 (the "Comment Letter"), with respect to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter. The Registrant's response to each comment or request is set forth immediately below the text of the applicable comment or request.

        All page references are to Amendment No. 1 unless otherwise indicated. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

        Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant and certain information provided in this letter relating to The Houston Exploration Company and in the "Background" section has been provided to us by The Houston Exploration Company.

SEC Comment Letter Dated March 8, 2007:

General

1.
Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

  Response: The Registration Statement has been revised with parallel changes to affected disclosure in response to the Staff's comment.

2.
Please supplementally provide us with a list that briefly identifies the contents of all omitted schedules or similar supplements to the merger agreement. We may have additional comments.

  Response: The requested supplemental information is being provided to the Staff under separate cover by the Registrant on a supplemental basis.

3.
Please file the form of proxy card and election form with your next amendment.

  Response: The Registrant intends to file the form of proxy card and election form with Amendment No. 2 to the Registration Statement.

4.
We direct you to Item 601(b)(1) of Regulation S-K. Please ensure all material agreements have been filed as exhibits. In this regard, we note that the standstill agreement entered in to with the JANA funds has not yet been filed. Similarly, please file the commitment letter entered into on January 5, 2007 with J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. or file the amended credit facility agreements that you intend to use to finance the merger.

  Response: The Registrant has filed the standstill agreement, the commitment letter and an amendment to the commitment letter dated March 20, 2007 as exhibits to the Registration Statement.

5.
If referred to in the proxy statement/prospectus, please describe in necessary detail every report, opinion or appraisal materially related to the transaction, written or oral, that the companies or their boards received from any third party. Please provide us with copies of these materials, including, for example, any written materials furnished in connection with an oral presentation. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This would also include preliminary and final reports. Refer to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. As appropriate, rather than summarizing each report, you may indicate that there were no material differences between the oral and written versions of a fairness opinion, for example.

  Response: The presentation materials prepared by Lehman Brothers for the Houston Exploration board of directors at its January 7, 2007 meeting and summarized under the caption "Opinion of Houston Exploration's Financial Advisor" are being provided to the Staff under separate cover by Lehman Brothers on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, Lehman Brothers has requested that these materials be returned promptly following completion of the Staff's review thereof. By separate letter, Lehman also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

  The presentation materials prepared by Credit Suisse for the Forest board of directors at its January 3, 2007 meeting and summarized under the caption "Opinion of Forest's Financial Advisor" are being provided to the Staff under separate cover by counsel for Credit Suisse on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, counsel for Credit Suisse has requested that these materials be returned promptly following completion of the Staff's review thereof. By separate letter, counsel for Credit Suisse also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Summary, page 1

6.
Where you discuss the "fixed" aggregate amount of cash and the total number of shares of Forest common stock to be paid and issued pursuant to the merger, please disclose those amounts, which we note to be approximately 23.6 million shares of Forest common stock and approximately $740 million in cash based on the number of shares of Houston Exploration common stock outstanding on January 4, 2007. As indicated in the first comment, please be sure to make this change in all applicable places in the document, such as in the risk factors section and the "Proration" discussion.

  Response: The disclosure appearing on pages 2 and 3, 27 and 103 of the Registration Statement has been revised in response to the Staff's comment.

Background to the Merger, page 41

7.
Throughout the discussion in this section, reference is made to various "strategic alternatives" considered by the board of Houston or discussed with various parties. To facilitate an understanding of the considerations made by the board, please avoid the usage of boilerplate terms. Instead, please revise your disclosure to describe the specific "strategic alternatives" considered at each meeting in which such alternatives were discussed. Describe the alternatives and indicate whether any of them were pursued. If not, indicate why not. If they were, describe how they were pursued and why they were ultimately rejected.

  Response: The disclosure appearing on pages 43, 45, 46, 48, 53 and 58 of the Registration Statement has been revised and the disclosure appearing on pages 42 and 57 of the Registration Statement regarding meetings of the Houston Exploration board of directors held on February 27, 2006 and January 5, 2007 has been added in response to the Staff's comment.

8.
Although your disclosure has delineated the dates of meetings held and disclosed the substantive issues addressed with respect to certain meetings, your disclosure should describe the material issues addressed at each meeting. For example, (1) specify the substantive issues and questions raised during each of the meetings and/or contacts between representatives of the JANA funds and Houston Exploration's management that were held "periodically" during the spring of 2006; (2) on page 43, rather than generally stating that "preliminary consider[ation]" and discussion of the JANA unsolicited proposal was undertaken, describe the questions asked and the discussions held; (3) describe the "other things" that were discussed by Houston Exploration's board of directors at the July 24 and 25, 2006 meetings; (4) identify for shareholders the mechanics of the Dutch auction procedure that the JANA funds were advocating and delineate the advantages and disadvantages to the approach as considered by the board of directors of Houston Exploration; (5) disclose the names of and the percentage of shares of Houston Exploration held by the "three significant shareholders" from whom letters were received in July 2006 that urged the board to sell Houston Exploration and disclose whether such shareholders were in support of the JANA proposal that was publicly announced in June 2006; (6) identify the members of Forest's senior management who began attending meetings in September 2006; (7) disclose the other strategic options and benefits discussed at the January 7, 2007 meeting referenced on page 56, and (8) clarify the nature of any material, non-public information provided to third parties during these negotiations and meetings and provide us with copies of such.

  The above is a non-exhaustive list of areas in the discussion that could be revised. Please review your disclosure and revise accordingly where necessary.

  Response:

  (1)
  The disclosure appearing on page 43 of the Registration Statement has been revised in response to the Staff's comment.

  (2)
  The disclosure appearing on page 44 of the Registration Statement has been revised in response to the Staff's comment.

  (3)
  The disclosure appearing on page 45 of the Registration Statement has been revised in response to the Staff's comment.

  (4)
  The disclosure appearing on pages 42 and 43 of the Registration Statement has been revised in response to the Staff's comment.

  (5)
  The disclosure appearing on page 45 of the Registration Statement has been revised in response to the Staff's comment. Please note that the letters did not explicitly support or refer to JANA's proposal.

  (6)
  The disclosure appearing on pages 47, 48, 49, 50, 51, 52, 55 and 57 of the Registration Statement has been revised in response to the Staff's comment.

  (7)
  The disclosure appearing on page 58 of the Registration Statement has been revised in response to the Staff's comment.

  (8)
  The disclosure appearing on page 46 of the Registration Statement has been revised in response to the Staff's comment. In addition, copies of the material, non-public information that was made available to potential third party bidders in the auction process pursuant to confidentiality agreements are being provided to the Staff under separate cover by counsel to Houston Exploration on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. By separate letter, Houston Exploration also has requested confidential treatment of these materials pursuant to 17 C.F.R. § 200.83.

    The disclosure in the "Background to the Merger" section generally has been expanded to include additional information.

9.
Please revise the discussion in this section to clarify where appropriate, the reasons why the board of directors of Houston decided to pursue certain alternatives and why it did not pursue others. For example, insufficient disclosure has been provided regarding the reasons for the rejection of the June 2006 unsolicited JANA proposal to purchase Houston and the rejection of the Company B proposal. Disclosure regarding the reason for the board's rejection of both proposals makes reference to the consideration of "execution risks". Revise to clarify what such risks are and why, relative to any other proposal being considered at the time, the risk associated with execution was considered to be greater that the risk associated with pursuing an alternative or maintaining the status quo.

  Response: The disclosure with respect to JANA appearing on pages 44 and 45 of the Registration Statement and the disclosure with respect to Company B appearing on page 53 of the Registration Statement have been revised in response to the Staff's comment.

10.
We refer you to disclosure in the last paragraph on page 43. Please supplement the disclosure to describe why the board believed that a sale by auction was preferable to the sale to JANA directly. Moreover, you refer to the Henry Hub spot price but omit disclosure that explains the relevance of the spot price to the board's conclusions that the sale to JANA at the price offered was not in the best interests of Houston Exploration. Please clarify your disclosure accordingly. We note a similar reference to the consideration of the Henry Hub spot price that omits disclosure of the relevance of that price on page 56.

  Response: The disclosure with respect to a sale by auction appearing on pages 44 and 45 of the Registration Statement has been revised in response to the Staff's comment. References to the Henry Hub spot price have been deleted from the Registration Statement.

11.
As disclosed in the prospectus, by September 15, 2006, the board of directors of Houston Exploration had not received any formal offers from any other party other than the JANA funds but rather, had received indications of interest by several parties, as disclosed on page 45, who were interested in a transaction valued at significantly less than the $62 per share proposal offered by the JANA funds. Please supplement your disclosure to address why the board chose not to pursue the JANA funds' offer as of September 15, 2006 in light of the aforementioned facts.

  Response: The disclosure appearing on page 47 of the Registration Statement has been revised in response to the Staff's comment to indicate that JANA did not reiterate its $62 per share offer after September 14, 2006.

Opinion of Forest's Financial Advisor, page 61

Miscellaneous, page 68

12.
We note your disclosure that you have agreed to pay Credit Suisse a customary fee for its financial advisory services. Please expand your disclosure to quantify the fees paid, or to be paid, to Credit Suisse for their services in connection with the merger transactions, including contingent fees.

  Response: The disclosure appearing on page 70 of the Registration Statement has been revised in response to the Staff's comment.

The Merger Agreement, page 92

Merger Consideration, page 93

13.
Please disclose, if true, that any fluctuations in price of the Houston Exploration common stock will not be reflected in the per share cash and stock consideration.

  Response: The disclosure appearing on page 95 of the Registration Statement has been revised in response to the Staff's comment.

14.
Beneath the table presented, provide as of the most recent practicable date, reference to the stock price of Forest common stock and the applicable amount of per share stock and cash consideration that would have been payable in the merger based on such stock price as of the most recent practicable date.

  Response: The disclosure appearing on page 98 of the Registration Statement has been revised in response to the Staff's comment.

Unaudited Pro Forma Combined Financial Statements, page F-2

General

15.
Please provide pro forma reserve information that includes all disclosures required by FAS 69, except for those identified in paragraphs 18 to 20 and 24 to 29, for each period in which an income statement is provided. Refer to SAB Topic 2:D, specifically question 6 and Item 302(b) of Regulation S-K.

  Response: The disclosure appearing on pages F-12 through F-14 of the Registration Statement has been revised in response to the Staff's comment.

Note 3 Spin-off and Merger of Forest's Offshore Gulf of Mexico Operations, page F-7

16.
We note your disclosure within footnote 3(g) that you adjusted income tax expense for the effects of pro forma adjustments "based on the Forest's effective deferred federal and state tax rates." Please confirm, if true, that the tax rate you used represents the statutory rate in effect during the periods for which pro forma condensed income statements are presented or otherwise advise.

  Response: Statutory rates in effect were applied to the pro forma adjustments for the year ended December 31, 2006. Footnote 3(g) on page F-7 has been clarified in response to the Staff's comment.

Note 5 Combined Pro Form Adjustments, page F-10

17.
We note from your disclosure in footnote 5(i) that the allocation of the purchase price is preliminary and subject to change. Please provide management's assessment as to whether material differences from actual are expected. Consider the guidance contained in SAB Topic 2:A.7 if you believe that the final purchase allocation will result in a materially different presentation than the one presented, including amortization periods and methods.

  We note that your purchase price adjustment, as reflected in footnote 5(i), includes (i) estimated direct merger costs and (ii) change in control payments to be incurred. We further note that the estimated direct merger costs include "legal and accounting fees, printing fees, investment banking expenses and other merger-related costs." Please tell us how both of these pro forma adjustments meet the continuing impact requirement of Rule 11-02(b)(6) of Regulation S-X.

  We note from your disclosure in footnote 5(vi) that your pro forma adjustment removes interest income earned on cash that Houston Exploration designated for a specific purpose. Please tell us how this adjustment meets the continuing impact requirement of Rule 11-(02)(b)(6) of Regulation S-X.

  Response: The Registrant does not expect the allocation of the final purchase price to differ materially from the allocation presented in the pro forma financial statements. However, given the volatility of oil and natural gas prices and updated reserve estimates at closing, a significant change in the allocation between proved oil and gas properties, unevaluated oil and gas properties and goodwill is possible, which could also impact the depletion of the oil and gas properties. No change is expected in the method of amortization (i.e., units-of-production over the reserve life of the United States full cost pool) presented in the pro forma financial statements. The disclosure appearing on page F-10 of the Registration Statement has been revised to include additional disclosure as to the nature of items subject most likely to change, which include (1) changes in the fair values of Houston Exploration's assets and liabilities as of the effective time of the merger, (2) the actual merger costs incurred, (3) the number of Houston Exploration shares, stock options and restricted stock outstanding at the closing date of the merger and (4) changes in the Registrant's valuation estimates that may be made between now and the time the purchase price allocation is finalized.

  The estimated direct merger costs, including accounting fees, printing fees, investment banking expenses, change in control payments and other merger-related costs were considered "direct costs" of the entity acquired in accordance with SFAS 141 ¶24 and therefore capitalized as part of the purchase transaction. (The Registrant did not include the costs expected to be incurred for the registration and issuance of the securities as a direct cost.) As such, these costs meet the continuing impact requirement of Rule 11-02(b)(6) of Regulation S-X given the fact that the costs are part of the purchase consideration and will be amortized as part of oil and gas properties or periodically evaluated for impairment, as applicable.

  The disclosure appearing on page F-10 of the Registration Statement has been revised to exclude the pro forma adjustment for interest income.

Note 7 Merger Financing, page F-12

18.
We note your disclosure indicating that upon consummation of the merger as of September 30, 2006, that you would have approximately $1,875,000 outstanding under the credit facilities. Please reconcile the amounts disclosed with the total shown on the pro forma combined balance sheet on page F-3, totaling $1,921,638.

  Response: The difference between the $1,875,000 discussed in Note 7 and the $1,921,638 shown on page F-3 was due to the fact that the $1.0 billion pro forma outstanding balance on the credit facilities was a rounded number and the principal amounts of the other indebtedness were reported at principal amounts owed rather than the carrying amounts. The disclosure appearing in Note 7 on pages F-11 and F-12 of the Registration Statement has been modified to report the balance on the credit facilities in millions and to clarify that the balances of the other indebtedness represent the principal amounts owed.

        If you have any questions or comments regarding this letter or the Registration Statement, please contact Alan P. Baden of Vinson & Elkins L.L.P. at (212) 237-0001 or Shelley A. Barber of the same firm at (212) 237-0022.

Very truly yours,
/s/ SHELLEY A. BARBER
cc:	Mellissa Duru Jennifer Goeken Jill Davis Cyrus D. Marter IV